UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 401st BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON JUNE 17, 2021

1.  DATE, TIME AND VENUE: On June 17 (seventeen), 2021, at 1:00 p.m.,exceptionally, due to the COVID-19 pandemic, held remotely, as provided in the Article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Advisory Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was waived given the presence of all members of the Board of Directors, who subscribe these minutes, pursuant to the article 15, paragraph 2 of the Company’s Bylaws, and therefore constituting a quorum in accordance with the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.  PRESIDING: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Secretary.

4.	AGENDA AND RESOLUTION: After examining and deliberating on the matter on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Statement of Interest on Capital: The proposal to state interest on capital (“IoC”) based on the balance sheet as of May 31, 2021, in the gross amount of R$630,000,000.00, corresponding to R$535,500,000.00 net of withholding income tax, was approved. The interest per share is equivalent to R$0.37390025008 per common share (R$0.31781521257 net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company’s records at the end of June 30, 2021. After this date the shares will be considered “ex-interests”.

The IoC will be included in the minimum required dividend for the fiscal year of 2021 “ad referendum” of the General Shareholders’ Meeting to be held in 2022, and the payment will be made until July 31, 2022, the date tobe set by the Company’s Board of Directors.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 401st BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON JUNE 17, 2021

5.   CLOSURE: There being no further matters to discuss, the Chairman stated that the meeting was adjourned and these minutes were drawn up. São Paulo, June 17, 2021. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra e Sonia Julia Sulzbeck Villalobos. Secretary: Breno Rodrigo Pacheco de Oliveira.

6.

This is a free English translation of the Minutes of the 401st Board of Directors’ Meeting of Telefônica Brasil S.A., held on June 17, 2021, drawn up in the Company’s book.

Breno Rodrigo Pacheco de Oliveira

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 17, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director